Exhibit 23.4

Consent of Marshall & Stevens Transaction Advisory Services LLC

We hereby consent to the quotation and summarization of our opinion letter to the board of directors of Data Knights Acquisition Corp. (the “Company”) in the proxy statement/prospectus contained in the Company’s registration statement on Form S-4 relating to the proposed acquisition of OneMedNet Corporation (the “Registration Statement”), as well as to the references to our firm and such opinion letter contained therein as set forth on Attachment A to this consent. In giving this consent, we do not admit, and we understand that the Company not contend, that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission. It is understood that we will not be held out by the Company in the Registration Statement or in any other disclosure document, filing or communication as such an “expert.”

/s/ Marshall & Stevens Transaction Advisory Services LLC

New York, New York

July 21, 2022

ATTACHMENT A

Opinion of Marshall & Stevens

On May 6, 2022, Data Knights engaged Marshall & Stevens Transaction Advisory Services LLC ( “Marshall & Stevens”) to evaluate the fairness, from a financial point of view, to Data Knights of the consideration to be received by Data Knights in consideration of the issuance of its equity securities to the equity holders of OneMedNet in connection with the anticipated acquisition by Data Knights of one hundred percent of the equity and equity equivalents (“equity”) and/or all or substantially all of the assets and business (the “business”) of OneMedNet (the “Acquired Business”). On June 23, 2022, Data Knights’ board of directors met to review the proposed merger. During this meeting, Marshall & Stevens reviewed with Data Knights’ board of directors certain financial analyses as described below and rendered its oral opinion to Data Knights’ board of directors, which opinion was confirmed by delivery of a written opinion, dated June 23, 2022, to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration to be received by Data Knights in the transaction was fair, from a financial point of view, to Data Knights.

The full text of Marshall & Stevens’ written opinion, dated June 23, 2022, to Data Knights’ board of directors, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Marshall & Stevens in rendering its opinion, is attached as Annex D and is incorporated into this proxy statement by reference in its entirety. Holders of the Class A Common Stock are encouraged to read this opinion carefully in its entirety. Marshall & Stevens’ opinion was provided to Data Knights’ board of directors for their information in connection with their evaluation of the consideration to be received by Data Knights in consideration of the issuance of its equity securities to the equity holders of OneMedNet in the merger and relates only to the fairness, from a financial point of view, of such consideration, does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger. The summary of Marshall & Stevens’ opinion in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Marshall & Stevens, among other things:

●	reviewed the Merger Agreement dated April 25, 2022;
●	reviewed certain operating and financial information relating to OneMedNet’s business and prospects, including internal budgets for the four years ending December 31, 2021, interim management reports, and projections for the five years ending December 31, 2026, all as prepared and provided to it by OneMedNet’s management;
●	spoke with certain members of OneMedNet’s management regarding OneMedNet’s operations, financial condition, future prospects and projected operations and performance and regarding the merger;
●	participated in discussions with the board and its counsel regarding OneMedNet’s projected financials results, among other matters;
●	reviewed certain business, financial and other information regarding OneMedNet that was furnished to it by OneMedNet through its management;
●	reviewed certain other publicly available financial data for certain companies that Marshal & Stevens deemed relevant for purposes of its analysis and publicly available transaction prices and premiums paid in other transactions that it deemed relevant for purposes of its analysis;
●	performed a discounted cash flow analysis based on the projected financial information provided by OneMedNet’s management; and
●	conducted such other financial studies, analyses and inquiries as it deemed appropriate.

In connection with its review, Marshall & Stevens relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished or otherwise made available to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, OneMedNet’s management advised Marshall & Stevens, and Marshall & Stevens assumed, that OneMedNet’s projected financial information provided to Marshall & Stevens was reasonably prepared on bases reflecting the best currently available estimates and judgments of OneMedNet’s future financial results and condition. In evaluating fairness, Marshall & Stevens assumed a fair market value for Data Knights shares of $10.32 per share (the then estimated redemption value of such shares). This value was used, with the consent of Data Knights’ board of directors, due to the fact that Data Knights is a special purpose acquisition company with only limited trading history and no material operations or assets other than cash or cash equivalent and an as yet to be approved merger agreement. Accordingly, Marshall & Stevens did not perform an independent analysis regarding the fair market value of the common stock to be issued pursuant to the Merger Agreement.

Marshall & Stevens expressed no opinion with respect to such forecasts and projections or the assumptions on which they are based. Marshall & Stevens also relied upon and assumed, without independent verification, that there has been no material change in OneMedNet’s assets, liabilities, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Marshall & Stevens, and that there is no information or facts that would make the information reviewed by Marshall & Stevens incomplete or misleading. Marshall & Stevens also assumed that OneMedNet is not party to any material pending transaction, including, without limitation, any external financing (other than in connection with the merger), recapitalization, acquisition or merger, divestiture or spin-off (other than the merger or other publicly disclosed transactions).

Marshall & Stevens relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to each such agreement, document or instrument will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the completion of the merger will be satisfied without waiver thereof and (d) the merger will be completed in a timely manner in accordance with the terms described in the agreements provided to Marshall & Stevens, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). Marshall & Stevens also relied upon and assumed, without independent verification, that all governmental, regulatory and other consents and approvals necessary for the completion of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed.

Marshall & Stevens was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of OneMedNet, Data Knights or any other party. Furthermore, Marshall & Stevens did not undertake independent analysis of any potential or actual litigation, governmental investigation, regulatory action, possible unasserted claims or other contingent liabilities to which OneMedNet or Data Knights is a party or may be subject.

Marshall & Stevens’ opinion addressed only the fairness, from a financial point of view, of the consideration to be received by Data Knights in consideration of the issuance of its equity securities to the equity holders of OneMedNet in the merger and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Marshall & Stevens’ opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Marshall & Stevens’ opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to Data Knights, nor did it address Data Knights’ underlying business decision to proceed with the merger. Except as described herein, Data Knights’ board of directors imposed no other limitations on Marshall & Stevens with respect to the investigations made or procedures followed in rendering the opinion.

In preparing its opinion to Data Knights’ board of directors, Marshall & Stevens performed a variety of financial and comparative analyses, including those described below that were the material financial analyses reviewed with Data Knights’ board of directors in connection with Marshall & Stevens’ opinion. The summary of Marshall & Stevens’ analyses described below is not a complete description of such analyses underlying Marshall & Stevens’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Marshall & Stevens arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Marshall & Stevens believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Marshall & Stevens considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond OneMedNet’s control. No company, transaction or business used in Marshall & Stevens’ analyses as a comparison is identical to OneMedNet or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Marshall & Stevens’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Marshall & Stevens’ analyses are inherently subject to substantial uncertainty.

Marshall & Stevens was not requested to, and it did not, recommend the specific consideration payable in the merger, which consideration was determined between Data Knights and OneMedNet, and the decision to enter into the merger was solely that of Data Knights’ board of directors. Marshall & Stevens’ opinion and financial analyses were only one of many factors considered by Data Knights’ board of directors in its evaluation of the merger and should not be viewed as determinative of the views of Data Knights’ board of directors or Data Knights’ management with respect to the merger or the merger consideration.

The following is a summary of the material financial analyses reviewed with Data Knights’ board of directors in connection with Marshall & Stevens’ opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Marshall & Stevens’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Marshall & Stevens’ financial analyses.

Discounted Cash Flows Analysis

Using financial projections provided by OneMedNet’s management, Marshall & Stevens calculated the net present value of the unlevered, after-tax free cash flows that OneMedNet’s business is forecasted to generate for the financial years 2022 through 2031, plus the present value of the terminal value of OneMedNet’s business in year 2031.

Guideline Public Company Analysis

Marshall & Stevens reviewed and analyzed selected historical and projected information about OneMedNet provided by management and compared this information to certain financial information of seven publicly traded companies that Marshall & Stevens deemed to be reasonably comparable to OneMedNet (each a “Guideline Company” and, collectively, the “Guideline Companies”). Marshall & Stevens reviewed, among other things, the Guideline Companies’ enterprise value as a multiple of revenue for the first, second, third and fourth year forecast for each Guideline Company. The multiples were size adjusted based on a comparison to the respective deciles, and the respective equity risk premium, to which each Guideline Company was classified compared to the 10th decile utilized for OneMedNet. The base value multiples selected were based upon the median multiple, the low value was based on the 25th percentile multiple and the high value was based on the 75th percentile multiple. The second, third and fourth year forecasted value indications were weighted equally 1/3 each to arrive at the final range of value.